Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

As of January 31, 2022, UiPath, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act: our Class A common stock, $0.00001 par value per share. References herein to the terms “we,” “our” and “us” refer to UiPath, Inc. and its subsidiaries.
The following description of our capital stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our amended and restated investor rights agreement entered into in February 1, 2021, which are filed as exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.2 is a part, and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws, our investor rights agreement and the applicable provisions of the Delaware General Corporation Law, or the DGCL, for more information.
General
Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.
Our authorized capital stock consists of 2,135,741,494 shares, of which 2,000,000,000 shares are designated as Class A common stock, 115,741,494 shares are designated as Class B common stock and 20,000,000 shares are designated as preferred stock. The Preferred Stock shall have a par value of $0.00001 per share and the Common Stock shall have a par value of $0.00001 per share.
Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.
Class A Common Stock and Class B Common Stock
Voting Rights
The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to 35 votes per share on any matter submitted to our stockholders. Holders of shares of Class B common stock and Class A common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.
Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. While the holders of our Class A common stock have waived their right to vote as a separate class as to amendments to our amended and restated certificate of incorporation that would increase or decrease the aggregate number of authorized shares of Class A common stock, they are entitled to the other class protections provided under Delaware law. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a

Exhibit 4.2
proposed amendment of our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired, or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation
Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.
Economic Rights
Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.
Dividends and Distributions.
Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
Liquidation Rights.
On our liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding convertible preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
Change of Control Transactions.
The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer, or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation, or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (c) the closing of the transfer (whether by merger, consolidation, or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation, or share transfer under any employment, consulting, severance, or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Exhibit 4.2
Subdivisions and Combinations.
If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.
Conversion
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. On any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers detailed below and further described in our amended and restated certificate of incorporation that will be in effect on the closing of this offering, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.
Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon certain circumstances, including: (1) the sale or transfer of such share of Class B common stock (except as described above), (2) a date fixed by the board of directors that is no less than 120 days and no more than 180 days following the date that the number of shares of Class B common stock outstanding is less than 20% of the number of shares of Class B common stock outstanding immediately prior to the completion of this offering, or (3) six months after the death or incapacity of Daniel Dines.
Once transferred and converted into Class A common stock, the Class B common may not be reissued.
Permitted Transfers of Class B Common Stock
A transfer by a holder of Class B common stock to any of the persons or entities listed in clauses (A) through (H) below, each a Permitted Transferee, and from any such Permitted Transferee back to such holder of Class B common stock and/or any other Permitted Transferee established by or for such holder of Class B common stock will not trigger an automatic conversion to Class A common stock so long as, in each case, Daniel Dines (or, in the case of clauses (C), (D), (F) or (G) below, Daniel Dines, a Qualified Trustee (as defined below) and/or a Qualified Trust (as defined below)), directly or indirectly, retains sole dispositive and voting power with respect to the shares of Class B common stock transferred: (A) a trust for the benefit of any person; (B) a trust under the terms of which Daniel Dines has retained a “qualified interest” within the meaning of §2702(b)of the Internal Revenue Code and/or a reversionary interest; (C) a trust for the benefit of one or more of (i) Daniel Dines or one of his family members, (ii) a Permitted Transferee, or a charitable organization, in which the trustee is one or more of (x) Daniel Dines (or his attorney), (y) a professional in the business of providing trustee services, or (z) a director or executive officer of the Company, a private banker at a nationally or internationally recognized financial institution or a legal advisor of Daniel Dines, so long as such person is approved by a majority of the members of the board of directors other than Daniel Dines, any such trustee, a Qualified Trustee; (D) a trust under the terms of which Daniel Dines has the power to revest in himself title to the trust property, if such power is exercisable solely by Daniel Dines without the approval or consent of any other person or with the consent of a “related or subordinate party” within the meaning of §672(c) of the Internal Revenue Code (a trust satisfying either clause (C) or (D), a Qualified Trust); (E) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other

Exhibit 4.2
type of plan or trust of which Daniel Dines is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; (F) a corporation, partnership or limited liability company in which Daniel Dines, directly or indirectly through one or more Permitted Transferees, owns shares, partnership interests or membership interests, as applicable; (G) a charitable organization organized and operated primarily for religious, scientific, literary, education or a charitable purpose, or a Qualified Charity, provided any such transfer does not involve a disposition for value; and (H) an estate.
Convertible Preferred Stock
Under our amended and restated certificate of incorporation, our board of directors may, without further action by our stockholders (except as noted below), fix the rights, preferences, privileges, and restrictions of up to an aggregate of 20,000,000 shares of convertible preferred stock in one or more series and authorize their issuance. Notwithstanding the foregoing, so long as any shares of Class B common stock remain outstanding, no shares of preferred stock with voting rights equal or superior to those of the Class B common stock may be issued without the approval of the holders of a majority of the outstanding shares of Class B common stock. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our convertible preferred stock could adversely affect the voting power of holders of our Class A common stock or Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of convertible preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action.
Registration Rights
Stockholder Registration Rights
We are party to an investor rights agreement that provides that certain holders of our convertible preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was entered into in July 2020. The registration of shares of our Class A common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire five years after the effective date of the registration statement, of which this prospectus forms a part, or with respect to any particular stockholder, such time after the effective date of the registration statement that such stockholder (a) holds less than 1% of our outstanding common stock (including shares issuable on conversion of outstanding convertible preferred stock) and (b) can sell all of its shares under Rule 144 of the Securities Act, or Rule 144, during any 90-day period.
Demand Registration Rights
Certain holders of our Class A common stock are entitled to certain demand registration rights. At any time, the holders of a majority of these shares may, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $15 million.

Exhibit 4.2

Piggyback Registration Rights
In the event that we propose to, subject to limited exceptions, register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 Registration Rights
The holders of an aggregate of at least 20% of the outstanding shares of Class A common stock are entitled to certain Form S-3 registration rights. The holders of at least 20% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $5 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Provisions
Certificate of Incorporation and Bylaws
Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the closing of this offering will provide for stockholder actions at a duly called meeting of stockholders or, so long as any shares of Class B common stock remain outstanding, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer, or, so long as any shares of Class B common stock remain outstanding, by our secretary upon written consent of our stockholders entitled to cast at least a majority of the votes at such meeting. Our amended and restated bylaws have an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.
Our amended and restated certificate of incorporation further provides for a dual-class common stock structure, which provides Daniel Dines, our Chief Executive Officer, Co-Founder, and Chairman, who, collectively with his controlled entities, holds 100% of our outstanding Class B common stock, with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Additionally, so long as any shares of Class B common stock remain outstanding, a majority vote of the outstanding Class B common stock is required to (1) amend, alter, or repeal any provision of the certificate of incorporation or bylaws in a manner that impacts the rights of the holders of the Class B common stock, (2) reclassify any outstanding shares of Class A common stock into shares having (a) dividend or liquidation rights that are senior to the Class B common stock or (b) the right to more than one vote per share, (3) issue any shares of preferred stock having voting rights equal to superior to those of the Class B common stock, and (4) issue any additional shares of Class B common stock or other securities convertible into Class B common stock (except for the issuance of Class B Common Stock issuable upon a dividend under certain circumstances).

Exhibit 4.2
The foregoing provisions make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated convertible preferred stock makes it possible for our board of directors to issue convertible preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.
Choice of Forum
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative claim or cause of action brought on our behalf; (2) any claim or cause of action asserting a breach of fiduciary duty; (3) any claim or cause of action against us arising under the Delaware General Corporation Law; (4) any claim or cause of action arising under or seeking to interpret our amended and restated certificate of incorporation or our amended and restated bylaws; or (5) any claim or cause of action against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act.
Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America is the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Exchange Listing
Our Class A common stock is currently listed in the New York Stock Exchange under the symbol “PATH.”

Exhibit 4.2
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.